SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 26, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the appointmnet of Mr. Yacov Gelbard as a CEO

PARTNER COMMUNICATIONS ANNOUNCES THE
APPOINTMENT OF MR. YACOV GELBARD AS A CEO

ROSH HA'AYIN, Israel, August 26, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces the appointment of Mr. Yacov Gelbard as Chief Executive Officer of the company. Mr. Gelbard has resigned from the board as of August 25, 2010, and following an overlap period will replace Mr. David Avner, Partner's current CEO, on October 01, 2010. Mr. Eli Glickman, Deputy CEO, has decided to depart from the company.

Mr. Gelbard served as Chief Executive Officer of Bezeq, the largest Israeli telecommunications group, for approximately two years and as Chief Executive Officer of Pelephone, an Israeli cellular service provider within the Bezeq Group, for approximately five years. Previously, he served as Chief Executive Officer of the Blue Square Israel (Ticker: BSI), a leading retail chain in Israel, for seven years. Mr. Yacov Gelbard has served as a Director at Partner since October 2009. Mr. Gelbard holds a bachelor's degree in accounting and economics from the Tel-Aviv University.

Mr. David Avner, Partner's CEO commented: "I would like to congratulate Mr. Yacov Gelbard on his appointment as the Company's CEO and wish him great success in his new role. I would also like to thank Eli, my colleague and friend, for his significant contribution to the company. During his tenure as a deputy CEO, Eli successfully oversaw the cross organizational change. Prior to that, Eli Glickman led Partner's Customer Division to unprecedented achievements, as reflected in the countless number of awards that were granted to Partner's customer service during his tenure. I wish Eli success in his new endeavors."

Mr. Ilan Ben Dov, Partner's chairman added "I join in the congratulations to Mr. Yacov Gelbard and in the gratitude to Mr. Eli Glickman for his great contribution to the Company's success. I am certain that the combination of Mr. Gelbard's rich and comprehensive managerial experience, mainly in the telecommunications area, along with his remarkable track record, will, in combination with the assets that have been built at Partner over the years, bring Partner to new heights."

The Company also announces that Mr. Oded Degany Vice President, Corporate Development, Regulation and Investor Relations will depart from the Company during the first half of 2011.

Mr. David Avner, Partner's CEO, said: "During his successful tenure, Oded Degany was a member of Partner's executive management team and was responsible for key activities of the Company, including heading the Company's corporate development and strategy, managing the relations with the capital markets, leading our roaming activity and recently, overseeing regulatory affairs. In his role, Mr. Degany contributed significantly to Partner's success and had a major role in the Company's growth and its strategy formulation. I would like to wish him great success in his future endeavors."

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on March 22, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel:+972-54-7814951 Fax:+972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel:+972-54-7814151 Fax:+972-54-7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

    Dated: August 26, 2010